SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                            Form 11-K
                          ANNUAL REPORT
                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

     EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

     For the Fiscal Year Ended December 31, 2003.

                               OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ________ to ________

     Commission File Number                 333-13143
                                    ____________________

          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


             MILLENNIUM SAVINGS AND INVESTMENT PLAN

                          (the "Plan")


          B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                    Millennium Chemicals Inc.
                   20 Wight Avenue, Suite 100
                   Hunt Valley, Maryland 21030

                 Annual Report on Form 11-K

                           Item 4

                    Financial Statements

           Millennium Savings and Investment Plan



                 December 31, 2003 and 2002

           Millennium Savings and Investment Plan

      Table of Contents to the Financial Statements and
                   Supplemental Schedules



                                                        Page

Report of Independent Registered Public Accounting Firm    2

Financial Statements:

Statements of Net Assets Available for Benefits
 as of December 31, 2003 and 2002                          3
Statement of Changes in Net Assets Available for Benefits
 for the Year Ended December 31, 2003                      4
Notes to Financial Statements                              5

Supplemental Schedules*:

Schedule H, Line 4i - Schedule of Assets
 (Held at End of Year)                                    10
Schedule H, Line 4j - Schedule of Reportable Transactions 11



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under The Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

    Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Millennium Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Millennium Savings and Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Philadelphia, PA
June 28, 2004


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                   Millennium Savings and Investment Plan
             Statements of Net Assets Available for Benefits
                            (dollars in millions)

                                                    December 31,
                                                 -----------------
                                                   2003      2002
                                                 -------    -------

Assets
  Investments:
  Common Stock                                   $  2.6    $  2.0
  Millennium Chemicals Inc. common stock           22.8      19.7
  Mutual Funds                                     50.0      33.4
  Short-Term Investments                           27.6      30.3
  Participant Loans                                 3.5       3.2
                                                 -------    -------
    Total Investments                             106.5      88.6

Receivables:
  Participants' Contributions                       0.2       -
  Employer's Contributions                          0.2       -
                                                 -------   -------
    Total Receivables                               0.4       -

                                                 -------   -------
Net Assets Available for Benefits                $106.9    $ 88.6
                                                 =======   =======


The accompanying notes are an integral part of these financial statements.

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                   Millennium Savings and Investment Plan
        Statement of Changes in Net Assets Available for Benefits
                    For the Year Ended December 31, 2003
                          (dollars in millions)


Investment Income:
  Dividend income                                         $   0.9
  Interest income                                             0.2
  Net appreciation in fair value of investments              18.0
                                                          -------
    Total Investment Income                                  19.1
                                                          -------

Contributions:
  Participants' contributions                                 8.2
  Employer's contributions                                    4.2
                                                          -------
    Total Contributions                                      12.4
                                                          -------
Total Additions                                              31.5
                                                          -------

Benefits paid to participants                               (13.2)

                                                          -------
Net increase                                                 18.3
                                                          -------

Net Assets Available for Benefits
at beginning of year                                         88.6
                                                          -------
at end of year                                            $ 106.9
                                                          =======


The accompanying notes are an integral part of these financial statements.

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            Millennium Savings and Investment Plan
                 Notes to Financial Statements

1. Description of the Plan

The following description of the Millennium Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan available to all United States employees, 21 years or older, of Millennium Chemicals Inc. (the "Company") who are regular, full-time, non-represented employees; part-time employees that have worked
1,000   hours;  and  certain  regular,  full-time  represented
employees  that  are  covered under  a  collective  bargaining
agreement   that  allows  eligibility  into   the   Plan.    A
participant is eligible to participate effective immediately.

Contributions
Each year, participants may contribute up to 30% of eligible compensation in 1% increments for contribution into the Plan on a pre-tax basis. Prior to January 1, 2003, participants could contribute up to 17% of eligible compensation. The Plan sponsor matches 75% of the first 6% of employee contributions. The Company contribution is funded with Millennium Chemicals Inc. common stock. Contributions are recorded when withheld from participants by the Plan sponsor and are deposited twice each month. Effective January 1, 2003, participants have the choice to retain their company match account within the
Millennium Chemicals Stock Fund, or sell the stock and transfer the proceeds into one or more of the other investment options offered by the Plan, subject to Plan provisions. The maximum pre-tax contribution allowed by the Internal Revenue Service was $12,000 and $11,000 for 2003 and 2002,
respectively.

Vesting
Participants are immediately vested in their contributions, company contributions and earnings thereon.

Trust
Fidelity   Management  Trust  Company  ("Fidelity")   is   the
recordkeeper and trustee of the Plan.

Distributions and Loans
Distributions of any participant's vested account balance may be made upon the participant attaining certain age requirements, termination of employment, death, permanent disability, termination of the Plan or a change in control as defined in the Plan document. Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal of any type is allowed in a 12-month period.

Participants may borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant's account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing, with the exception of loans in excess of $15,000 used to acquire a primary residence, which are repayable over a period of up to 10 years. As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. A portion of a participant's investment account is pledged as collateral for the loan.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. For those securities with no quoted market prices, fair value is estimated by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The  Plan  sponsor, the Benefits Administration  Committee  and
Plan Trustee do not take responsibility for the investment decisions of individual participants.

Purchases  and sales of securities are recorded on a trade-date
basis.   Dividend  income is recorded on the ex-dividend  date.
Interest   income   is   accrued  as  earned.    Capital   gain
distributions are included in dividend income.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Trustee and Plan administration expenses are paid by the Company. Transaction fees are paid by the participant.

Use of Estimates
The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds, which includes a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.



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4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in these financial statements to the Form
5500:

                                           December 31, 2003
                                          ------------------
         Net assets available for
           benefits as reported in these
           financial statements                 $ 106.9

         Less:

         Loan amounts that have been
           deemed distributed                 -
                                          ------------------
         Net assets available for
           benefits per Form 5500               $ 106.9
                                          ==================


5.  Investments in Excess of 5% of Assets

The following individual investments represented more than 5% of Plan assets at December 31, 2003:

Fidelity Retiree Money Market Fund......................$ 26.5
Millennium Chemicals Inc. Stock.........................  22.8
Fidelity Mid-Cap Fund...................................  10.7
Spartan US Equity Index Fund............................   8.2
Fidelity Freedom 2030 Fund..............................   7.1

The following individual investments represented more than 5% of Plan assets at December 31, 2002:

Fidelity Retiree Money Market Fund......................$ 28.9
Millennium Chemicals Inc. Stock.........................  19.7
Fidelity Mid-Cap Fund...................................   8.0
Fidelity Freedom 2030 Fund..............................   5.8
Spartan US Equity Index Fund............................   5.6

During 2003, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $18.0 as follows:

     Common stock                     $         .7
     Millennium Chemicals Inc.                 6.7
     common stock
     Mutual funds                             10.3
     Short-term investments                     .3
                                     -------------
                                      $       18.0
                                     =============

The employer matching portion of the Millennium Chemicals Stock
Fund is non-participant directed, except as noted in Note 1.

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6.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                             December 31,
                                    -----------------------------
                                          2003             2002
                                    ------------     ------------
        Net Assets:
        Millennium Chemicals Inc.
          common stock               $     22.8       $     19.7
        Short-Term investments               .3               .5
                                    ------------     ------------
                                     $     23.1       $     20.2
                                    ============     ============



                                     Year Ended
                                    December 31,
                                        2003
                                    ------------
          Changes in Net Assets:
           Net appreciation          $      6.7
           Contributions                    4.7
           Benefits paid                   (2.8)
           Interfund transfers             (5.7)
                                    ------------
                                     $      2.9
                                    ============


7.  Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity, trustee and recordkeeper of the Plan, and shares of the Company's common stock, sponsor of the Plan, therefore, these transactions qualify as party-in-interest transactions.

8.  Tax Status

The Internal Revenue Service (IRS) has issued a determination letter dated December 2, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code
(IRC)  and,  therefore, the Plan is not subject  to  tax  under
Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income taxes has been made.

9. Subsequent Events

On March 29, 2004, Lyondell Chemical Company ("Lyondell") and the Company announced that their Boards of Directors had approved, and the companies had executed, a definitive agreement for a stock-for-stock business combination of the companies, expected to be tax-free to the Company, Lyondell and their respective shareholders.

The Company's shareholders will receive between 0.95 and 1.05 shares of Lyondell common stock for each share of the Company's common stock, depending on the volume-weighted average price for the Lyondell shares for the 20 trading days ending on the third trading day before closing. The Company's shareholders will receive 0.95 shares of Lyondell stock if the average Lyondell stock price is $20.50 per share or greater and 1.05 shares if it is $16.50 per share or less. Between the two prices, the exchange ratio varies proportionately. The new shares will be entitled to receive the same cash dividend as existing outstanding Lyondell shares.

The transaction is subject to customary conditions, including approval by both companies' shareholders and receipt of required regulatory approvals and amendments to each of Lyondell's and the Company's credit agreements and Lyondell's receivables sales facility. The transaction is expected to close in the third quarter of 2004. The transaction involves the merger of Millennium Subsidiary LLC, a newly created subsidiary of the Company, into the Company, in which the Company's common stock now held by its public shareholders will be converted into common stock of Lyondell, and the Company's preferred stock to be issued to Lyondell immediately before the merger will be converted into common stock of the surviving entity. As a result, the Company will become a wholly-owned subsidiary of Lyondell.

As with all of the Company's outstanding common stock prior to the business combination, upon the closing of the transaction, any of the Company's common stock held by the Plan will be converted into shares of Lyondell common stock pursuant to the predetermined exchange ratio as described above.

           Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                   December 31, 2003

                            Description of Investments
   Identity of Issuer,      Including Maturity Date,
   Borrower or Similar      Rate of Interest Par or                     Market
          Party                  Maturity Value             Cost        Value
------------------------  ----------------------------- -----------  ----------
 BROKERAGELINK
   Common Stock                                                      $2,581,080
   Mutual Funds                                                       3,172,262
   Government Debt                                                       12,829
   Rights and Warrants                                                    1,334
   Cash and Money Market                                                854,378
*Millennium Chemicals
     Inc. Stock           Common Stock                  $26,495,615  22,842,754
 PIMCO Total Return Adm   Registered Investment Company               2,340,596
 PIMCO High Yield Adm     Registered Investment Company                 470,523
 LM Value Trust FI CL     Registered Investment Company                 898,821
*Fidelity Equity Inc.     Registered Investment Company                 909,366
*Fidelity Growth Co       Registered Investment Company                 997,572
*Fidelity Grow & Inc.     Registered Investment Company                 663,685
*Fidelity Low PR STK      Registered Investment Company               2,804,165
*Fidelity Diversity Intl  Registered Investment Company               4,967,967
*Fidelity Mid-Cap Stock   Registered Investment Company              10,658,929
*Fidelity Freedom Income  Registered Investment Company                 141,275
*Fidelity Freedom 2000    Registered Investment Company                 230,762
*Fidelity Freedom 2010    Registered Investment Company               2,239,505
*Fidelity Freedom 2020    Registered Investment Company               4,189,130
*Fidelity Freedom 2030    Registered Investment Company               7,081,173
*Fidelity Retirement
      Money Market        Registered Investment Company              26,458,947
 Spartan US Equity Index  Registered Investment Company               8,162,218
*Fidelity Freedom 2040    Registered Investment Company                  64,576
 Short Term Investments                                                 310,709
 Participant loans        Interest rates ranging from                 3,487,961
                          4.75% - 10.5%, maturity dates              ----------
                          ranging from July 16, 2004
                          to May 13, 2013

                                                                   $106,542,517
                                                                   ============



 * Indicates a party-in-interest as defined by ERISA.

 Information certified as accurate and complete by Fidelity Management Trust Company.

Millennium Savings and Investment Plan
Schedule H, Line 4j - Schedule of Reportable Transactions -
Cumulative Transactions by Issue
December 31, 2003
--------------------------------------------------------------------------------


                                   Disposed                      Acquired
                        ------------------------------  ------------------------
  Security Description  Sales   Proceeds  Gain/ (Loss)     Purchases        Cost
  --------------------  -----  ---------  ------------  ------------  ----------
* Millennium Chemical
     Common Stock         109  8,182,015   (4,363,538)            36   5,230,803



* Indicates a party-in-interest as defined by ERISA.

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) having duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                         MILLENNIUM SAVINGS & INVESTMENT PLAN



Dated: June 28, 2004              By: /s/ C. William Carmean
                                     -----------------------
                                     C. William Carmean
                                     Member, Benefits Administration Committee




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EXHIBIT INDEX



EXHIBIT                                                         PAGE
-------                                                         ----

23     Consent of PricewaterhouseCoopers LLP,
       independent accountants, Philadelphia, Pennsylvania